Pricing Supplement Dated 4/29/2013	Rule 424 (b) (3)

(To Prospectus Dated January 6, 2012)	File No. 333-156775

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	1.50%

Effective Dates:	4/29/2013 through 5/5/2013